Exhibit 12
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Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(thousands of dollars)                                                         Year Ended September 30,                 Nine Months
                                                          ----------------------------------------------------------       Ended
                                                            1998         1999         2000        2001        2002     June 30, 2003
                                                          --------     --------     --------    --------    --------   -------------
Fixed Charges Computation
     Interest expensed and capitalized                    $  2,220     $  4,178     $  3,603    $    145    $    417      $  9,518
     Amortized premiums, discounts, and capitalized
       expenses related to indebtedness                      2,046        2,075        3,034          79         136         2,872
     Reasonable approximation of interest within
       rental expense                                           47          131           26          20          72           839
                                                          --------     --------     --------    --------    --------      --------
Total Fixed Charges                                          4,313        6,384        6,663         244         625        13,229

Preferred equity dividends                                     337          466          378         113           -             -
                                                          --------     --------     --------    --------    --------      --------
Total Fixed Charges and Preferred Equity Dividends        $  4,650     $  6,850     $  7,041    $    357    $    625      $ 13,229
                                                          ========     ========     ========    ========    ========      ========


Earnings Computation
Pre-tax income (loss) from continuing operations
   before adjustment for minority interests in
   consolidated subsidiaries or income or loss
   from equity investees                                  $(10,916)    $(28,402)    $  8,642    $ 14,468    $ 40,236      $ 42,335
Plus
     Fixed charges                                           4,650        6,850        7,041         357         625        13,229
Minus
     Interest capitalized                                    1,390            -            -           -           -           118
                                                          --------     --------     --------    --------    --------      --------
Total Earnings                                            $ (7,656)    $(21,552)    $ 15,683    $ 14,825    $ 40,861      $ 55,446
                                                          ========     ========     ========    ========    ========      ========

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                  N/A          N/A           2.23       41.53       65.38          4.19
Dollar amount of Deficiency                               $(12,306)    $(28,402)        N/A         N/A         N/A            N/A
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